Exhibit 99.3

Press Conference

press CONFERENCE

Q1 FY 2015 Results

July 11, 2014

CORPORATE PARTICIPANTs

S.D. Shibulal

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Srikantan Moorthy

Head - Human Resources and Executive Vice President

PRESS

Kritika

Deepu

Business Standard

Balaji

Sangita

Business Line

Pankaj

Economic Times

Moderator

Good Afternoon and thank you so much for being here today. We will have Shibu kick off the proceedings and we will be shortly be joined by Rajiv, Pravin and Tan Moorthy.

S.D. Shibulal

Good morning, everyone. It is a great pleasure for me to be here to announce the Q1 Results. Let me give you some highlights of our performance in Q1 FY15 and what we see ahead for the rest of the year.

Our revenue grew by 2% in reported basis and 1.5% on constant currency basis in Q1. More interestingly, our volume grew by 2.9%, with an onsite volume growth of 2.2% and offshore volume growth of 3.2%. Revenue productivity this quarter came down by 0.4% in reported currency terms and 0.8% in constant currency terms. Pricing remains stable across most areas except for commoditized services and large deals which are price-sensitive. Onsite effort mix for the quarter was 29.2%, fairly similar to 29.4% last quarter.

Our initiatives over the last few quarters to optimize our operations have resulted in utilization excluding trainees to move up to 80.1% this quarter. This is in line with our targeted utilization of 80% to 82%. Utilization including trainees increased to 74.7%.

We had strong client additions this quarter; we added 61 new clients in Q1.

We added 11,500 employees in Q1; net addition of 879 as attrition continued to remain high. We have taken a number of steps to reduce attrition. These include improving predictability for employees by giving timely compensation increases and promotions, introducing quarterly promotion cycle to promote eligible employees quickly, increasing variable payout over the last few quarters, introducing a fast track career path for high performers. So, we have done a number of things to arrest attrition and we hope to see a reduction in attrition as a result of these initiatives.

Our operating margins for the quarter was 25.1% compared with 25.5% last quarter. EPS for the quarter was Rs.50.51, lower than Q1 last year due to the impact of compensation increase, rupee appreciation and investment in visas. We gave $8 mn to Infosys Foundation during this quarter as part of our CSR initiatives. The total spend for the year will be app. Rs.240 cr which will be spread across all four quarters. The margin of 25.1% is after this $8 mn. As mentioned in the last meeting, we have given compensation increase of 6% to 7% for our offshore employees and 1% to 2% for our onsite employees effective April 1st.

Overall demand environment remains largely stable. Based on what we have delivered in Q1 and our expectations for the rest of the year we have retained our revenue guidance at 7-9%.

As you all know, this will be the last time I will be speaking on this platform. I took over in August 2011 amidst a very challenging environment. Infosys was faced with several external and internal Infosys-specific challenges during that period. We were coming out of an economic crisis. The macroeconomic conditions were uncertain. Our clients were tentative in their decision-making. We were faced with a trailing business momentum. Infosys was also faced with a number of internal challenges. We were dealing with employee retaliation cases, investigation by the US Attorneys’ Office and the US Department of Homeland Security; we had not applied for adequate visas in 2012 which resulted in shortage of onsite staff in FY 2013, which in turn led to higher subcontracting cost and higher onsite compensation, and that had depleted our margins.

Today, these challenges are behind us. We have completed a civil settlement that concluded the investigation by the US Attorneys’ Office and the US Department of Homeland Security. A US court dismissed the lawsuit filed by our employee and we have settled all the remaining lawsuits.

Our Infosys 3.0 transformation which was in progress during that period is complete. We renewed our focus on strategic sourcing deals to regain lost ground in BITS space. We made a strategic acquisition of Lodestone to increase our presence in Consulting in Europe.

Many of the results are here to see. We doubled our revenue growth in FY 14 compared with FY 13. In FY 13 our growth was 5.8% and FY 14 our growth was 11.5%. Our margins have moved in the right direction. Our brand has remained intact during all these crisis. We have not lost a single client due to these challenges.

I firmly believe that Infosys today is stronger than what it was a few years back. We are also investing in emerging areas like Infrastructure Services, emerging technologies and newer markets like Continental Europe. With all this, we have established a foundation which will take Infosys to greater heights. I wish Vishal and his team the very best in capitalizing on the opportunities that lie ahead based on the strong foundation which we have laid.

Before I sign off, I would like to take this opportunity to thank all of you for your continuous support, trust and affection that you have extended to Infosys and me over the years. I would also like to take this opportunity to thank our clients, employees, vendors and other stakeholders. I have enjoyed interactions with all of you over the years and learned immensely from them. Once again thank you very much.

With that let me hand over to Rajiv to give highlights on the financial performance.

Rajiv Bansal

Hi, Good Afternoon, everyone.

I think Shibu has covered most of the points, so I will just tell in brief. Our growth was 2% on a reported basis. The Services revenue grew by 2.5%. The Products revenue declined during the quarter. But we are very encouraged by the services revenue growth by 2.5%. Our volumes for the quarter grew by 2.9% which is very encouraging. After a couple of quarters, we are seeing our onsite volumes going up which gives us the confidence about the future quarters.

Important thing to note is during the quarter, the new Companies Act has prescribed useful life of the fixed assets and as you would historically know we have used a different useful life. If in case the company continues to use life which is different from what is prescribed under the Companies Act we have to justify to MCA. So we decided to take external evaluators help in assessing the useful life of the asset and based on their assessment, we have changed our estimates of useful life of the assets and that has resulted in a positive impact of Rs.136 cr for the quarter which had a positive impact of 110 basis points on operating margins.

At the beginning of the quarter we had said that our margins were expected to drop by about 200-250 basis points. However, because of our increased utilization which actually went up by 3.4% excluding trainees and also because of a change in the estimate useful life of assets, the decline in margins was only limited to about 40 basis points.

The average rupee rate against the dollar during the quarter appreciated by 2.9%. However, a major part of this impact was offset by cross-currency movements which were in our favor.

As Shibu mentioned, we contributed Rs.48 cr to Infosys Foundation towards CSR activities.

Our effective tax rate for the quarter has marginally gone up to 28.6%. EPS for the quarter is at Rs.50.51 as against Rs.52.36 last quarter. Our cash and cash equivalents including available-for-sale assets and certificates of deposits are at Rs.29,748 cr. It is marginally down because we paid out dividend and dividend tax of Rs. 2,877 cr during the quarter. Coming to the guidance, we have written our guidance in dollar terms to 7% to 9%, and in rupee terms at 5.6% to 7.6%.

Thank you very much

Moderator

We are now open for questions.

Kritika

_________________another wage cycle on the agenda for you to be able to arrest attrition. And also, going forward, how many promotions are likely to be given more?

S.D. Shibulal

In this issue, we have tried very hard to listen to our employees. When we listened to them, the concerns which came through were not about compensation, it was about other things. It was about the predictability, it was about career growth, it was about variable compensation. Our strategy was not about competing on compensation. I do not believe that would have worked. That is why we have done the other things. Employees were looking for higher predictability, this year so far in the last six months or eight months we have done everything as per the schedule we gave. We gave schedule for compensation increase which we have delivered, we gave schedule for promotions, we have done promotions in two quarters which is pretty difficult to do; quarterly promotion is something difficult. This quarter we have promoted 7,500 people. Promotions are a reflection of growth. Our growth creates opportunities for our people to go up in the career ladder. So promotions are a reflection of growth and our future growth will determine the number of promotions which we will give. That is about predictability. Career Growth is about promotions, it is about having a technology stream because there are people who are interested in that stream, it is also about having fast track for high performers and we have done that. There was a feedback that our variable compensation as a percentage is higher than their comfort level. We have addressed it, we have brought it down considerably across the board. The point I want to try and make again is that we have not tried to compete on an increase in compensation platform. What we have done is to listen to our employees, address their concerns one-by-one and we will continue to listen. We will try to continue to address those concerns which come through. I am sure that Vishal and Pravin have plans to increase their communication and interactions with the employees. With all that we believe that our attrition hopefully will come down.

Kritika

You have given out campus offers. How many offers you have given Also, if you could give a breakup of the lateral employees that have been absorbed?

S.D. Shibulal

If you look at it, our utilization is 80.1% excluding trainees and including trainees is 74.8%. So there are app 5% people who are in training and those people will come into the system in this quarter and in the coming quarters. We have given 22,000 campus offers and they will join as time goes by. All of them have not been absorbed, part of them have been absorbed, remaining will come in. Lateral recruitment is based on our business requirements and also based on the requirement after promotion. Because when you need experience people, the first approach is look at people who are internal and see whether we can promote them. What we have done is to have a bridge academy which will actually allow our people to move forward into newer technologies, universities which will train our people on multiple technologies, labs which will build capability in certain areas of higher growth. For example, Infrastructure Management which grew by 13% quarter-on-quarter, we have set up labs which will actually allow our people to learn more in those areas. All of those things we have done. The number of people from campus 22,000, lateral requirement will be residual after promotions and it will be based on our business needs.

Participant

One clarification on the reports of a new case that Jack Palmer has filed against the company in the US, how serious is this and also are you making any contingency funds for this?

S.D. Shibulal

Palmer’s current complaint to the Department of Labor is a repetition of the issues that were tried and dismissed by a Federal Court in 2012. Palmer resigned in November-13 and released the company from the charges he has alleged in the complaint. We believe this is without merit and we expect the issues to be resolved at the earliest.

Deepu

Shibu, Deepu here from Business Standard. You mentioned about pricing that it has remained stable, but actual pricing has declined marginally. Also you mentioned the commoditized services as well as large deals are price sensitive. Given the fact that in large deals you get scope to sell more value added services, how challenging it would be going forward? Commoditized services anyway also constitute large part of overall portfolio. Can you give some light on that?

S.D. Shibulal

My remark on pricing being stable is across the portfolio. One needs to look at the business as a portfolio. We have BITS (Business and IT Services), part of which is commoditized, not all of it. We have CSI, we have the products and platforms business. So the price sensitivity in different parts of our business is different. Of course as I told, the large outsourcing deals are price-sensitive. The price is determined by the market and we have to determine the cost. But at an overall level when I look at it across multiple portfolios, multiple clients, multiple geographies, multiple industry verticals, what we are seeing is a stable pricing environment. The decline of 0.4% I would say is marginal and these are quarterly variations which we should not pay too much attention to. I would not consider it a secular in nature. My remarks are based on the entire portfolio.

Deepu

One follow-up on that; Europe has so far been growing quite steadily; this quarter we saw a quarterly decline. What is happening really there?

S.D. Shibulal

Again, I would not read too much into it. You see these are seasonal changes. I would not consider it as a secular trend.

Vinita

Hi, this is Vinita. Sir, my question to you Shibulal and Pravin as well. You mentioned earlier also and today during the TV interviews as well that it is really going to be a combination of products and services, the lines are increasingly getting blurred. So what will we see on ground as a result of this?-What kind of deals are you going to be chasing, what kind of on-ground activity, what sort of difference will we see going forward because of this?

S.D. Shibulal

As I said during the TV interview, let me reiterate once more. Today 94% of our business comes from services. I do not see that shifting overnight. But at the same time clients are looking at multiple options. Historically, clients always believed in owning their own assets, building their own systems, in fact, historically they built everything. If you look at the last 10-15 years, they have taken two options - one is to build, second is to buy. That is where the large ERP packages, all the package industry got created because clients started buying industry standard software. Today, clients at least in part of their IT landscape, are not keen to own the assets or to buy it. They are willing to look at it on a ‘pay per use’ basis. That means our clients behavior is changing and we really need to respond to that. Our products and platforms strategy as well as our other service strategies are clearly to make us more and more relevant to our clients and respond to their needs. I think that is one thing which we always should remember. It is all about client relevance. It is about coming out with services and solutions which are relevant to our clients and responding to their needs. If you look at the adoption of cloud or cloud in the enterprise, it is definitely moving fast and that will change the client priorities and the client’s needs. We need to respond to those. Today we have three offerings - Business and IT operations, Consulting and System Integration, Products and Platforms, which we have now spun off as a subsidiary. We will play on all these three but the company will not grow until and unless the 94% of its business grows at industry average. So our focus on that business will absolutely continue and it is a must because if we want to reach industry average growth, our 94% of the business has to grow at industry average which means we have to win large deals, we have to win large transformational deals. It will continue, but we will invest into the new lines, because that is part of our future, that is part of our clients’ future. With that let me request Pravin to add.

Pravin Rao

I will just take an example to illustrate what Shibu was talking about. In one of our BPO clients where we are doing procurement services and they were using a package called Areba. We proactively went to the client and told them that you can award the contract of Areba to us, then we will take that host it on a Amazon web services cloud or something, then we will maintain the application and we will run BPO on top of it. We can give you ‘x’ percentage saving and it can be on a transaction-based saving model. That is the future. When I am talking about future it is not overnight, some of it will take time to adopt. But increasingly clients are seeing one is on the platforms but the other thing is for a lot of their own applications which they have already inherited, they are trying to integrate the applications with infrastructure, host it on a cloud and ask a single provider to provide services. That is the shift that we are seeing apart from the platform or products play.

Participant

__________________scale of businesses that you would be chasing.

Pravin Rao

This will still be a part of services play, but this will be the newer way of delivery.

Participant

Can you quantify this, at least for a certain portion of these kind of deals that you would be chasing, is there going to be a change in the size, scope, and scale of the deals that you would go after?

Pravin Rao

This is a different thing. I mean if we go after these kinds of deals it will be more of converting your capex to opex and pay by use model. In that sense, to start with, deal size would be small, but with more adoption and more transactions, you will get the scale and you will get the deals. This is a different kind of model. But again even when you look at cloud which has become mainstream today, they have been talking about cloud for six to seven years before it became like this. So these are early days in these kinds of construct, but this is the future. Over a period of time this will do, but it does not mean that many of the things that you are seeing will disappear overnight. Gradual shift is happening, but it will take three to five years to become mature.

S.D. Shibulal

Remember, this is not the only future. This is part of the future and another thing is that as Pravin said, the revenue realization cycle is very different in different service lines. In a large deal which we win, if the revenue gets realized in five years, in a platform deal it will take 10 years to realize. When we say we booked $ 700 million dollars of large deals today, if it is assumed that it is a full new deal, it will get realized in the next five years, because usually it is over five years. If I say I booked $ 700 million dollars TCV in platform, it is in 10 years. That is the difference, so the revenue realization period is different.

Sangita

Sangita from Business Line. Shibu, you mentioned that the transition to Infosys 3.0 is complete. Can you please qualify that by telling us what does it mean to the growth of the Products, Platform and Solutions business over the next few quarters. Second question is, you have not changed your annual revenue guidance despite bringing in a high profile external CEO. What does that mean, does that mean that he will take four more quarters to come up to speed?

S.D. Shibulal

The first question about Products and Platforms, I think Pravin also answered. We have done something which is quite drastic. We have created a fully-owned subsidiary to do Products and Platform business. We have realized that while as Pravin said this is part of the future, it requires a different mindset; it requires a different investment cycle; it requires a different revenue realization cycle; it requires a different kind of talent; it requires different touch points within the clients, it requires an ecosystem, because this is the partnership approach. Because of all that, we have created a subsidiary which is fully-owned and headed by Sanjay Purohit who will lead this business. I am hoping that the future for that business will be bright. I will not be able to give numbers at this point but I expect the future for the business will be bright.

Regarding the guidance , our guidance is the Infosys guidance and it is a statement of fact. It is a range we have given 7% to 9%. It is not dependant on who the CEO is. It is the Infosys guidance based on the business momentum, it is based on our conversation with our clients based on what we are seeing with our clients, not the industry, not the GDP growth but based on our clients. Given our Q1 business momentum looking at what we can achieve in the remaining three quarters as we see it today, we believe that 7% to 9% is the right guidance at this point in time and as I said it is a range.

Participant

Rajiv, a quick clarification, there has been a change in the depreciation policy this time. What has been the impact for this quarter and would this continue to impact margins in the next two quarters. If you can give us an outlook. Is the impact that on 110 basis points odd for this quarter?

Rajiv Bansal

First of all, this is not a change in the depreciation policy. The depreciation policy remains the same. It is a change in the estimated useful life of the assets. Second, we have changed the estimated useful life of the assets effective 1st April, 2014, so this change is going to stay. It is not that this is only for this quarter. The impact for the quarter has been about Rs. 136 cr, which is 110 basis points.

Participant

There has been a substantial increase in your selling and marketing expenses and administrative expenses, which is like 14% and 21% respectively. Is there anything specific, I mean wage hikes or if I understand sales effectiveness is one of the factors that Mr. Murthy had set out when the revival plan was set. So any specific factors there which has caused an increase in costs. Second point, large client additions, apart from one 1 $ 50 mn client, there is no addition in the other large clients, anything of concern there or is it just seasonal?

Rajiv Bansal

On your question of sales and marketing expenses going up, they have moved from 5% of revenues to 5.2% of revenues. This is the quarter where we gave wage hike to our people across the company and our sales folks has also got hikes. Second, the sales effectiveness does not mean that the sales expenses will keeping coming down. It means that we have to be more effective in our sales to the clients, get more deals in the pipeline, win more deals. I think the sales effectiveness is working well. We have seen early success, we have seen our pipeline grow, we have seen our win rates grow. I think that initiative is doing very well. S&M expenses on a quarter-to-quarter basis would vary depending on the people joining and people leaving. This quarter our sales and marketing head count has actually increased, because we hired people from the campuses abroad. We are making the investments for the future and I would believe that we need to invest more in sales.

On the second question on client addition, these are on LTM basis. If you look at it, our million dollar clients have increased very well and we have seen more and more million dollar clients. But we would not see every quarter like $50 mn clients becoming a $ 60 million or a $ 60 million becoming $ 70 million, because if they actually grow every quarter by $10-15 mn on an average, then the company would grow much faster. You would typically see a client becoming $ 50 million to $ 51 million, because the growth of the company is about 2%. Most of the clients would grow in that range on an average and because the range is almost about $ 10 mn range, so you will not see movement on a quarter-to-quarter basis.

Participant

Rajiv, just had an add on question to that, you added million dollar clients, but the revenue contribution from top 5 and top 10 clients all seem to be down this quarter also, is that a blip or what do you read into that?

S.D. Shibulal

Those are quarterly variations. I have seen this in the past, some quarters the top 10 will grow, some other quarters the non-top 10 will grow and some quarters both will grow. I would not consider it as a secular trend.

Participant

I would ask about the CSR spend. You said you have given $8 mn to the Infosys Foundation, I saw Sikka tweeting that it is about 2% of your net profit. Is it the first time you are giving something like this? Will you maintain this 2%? What is the plan? $8 mn out of $ 482 mn is not technically 2%, I think it is 1.66%?

S.D. Shibulal

Actually this is as per the new Companies Bill. You are supposed to give 2% of your average profits for the last three years, so it is 2% of the average profits of the last three years. We have given $8 mn this quarter to Infosys Foundation. Our total spend this year is expected to be app. Rs. 240 cr which we will spend over the four quarters. Out of that we have given $8 mn this quarter.

Participant

Very soon you will move from being a CEO to just a shareholder of Infosys. As a shareholder what are your expectations from Vishal Sikka and the management team? What would you like to see at Infosys?

S.D. Shibulal

I think I have answered all of those things. As I said, I clearly believe that we are leaving behind a stronger Infosys on which Vishal, Pravin and their team can actually capitalize, on the foundation which has been laid over the last 33 years and on the foundation which has been strengthened over the last 3 years. I think I have articulated that. That is good enough.

Balaji

Throughout there has been a refrain about you talking about the company to catch up with peers or the industry growth. You are still in the range of 7% to 9% and you know what the industry growth is in double digits, so what is it that the company, whether you are shareholder or a founder, needs to do catch up with the industry growth and what are the plans actually? Why actually it slipped out?

S.D. Shibulal

As I said, the last two years all said and done, even while I was talking before I clearly said that we have not been happy with our own performance. We have not been satisfied with our own performance over the last two years. It is important for us to have sustainable growth and industry standard growth. If you look at Infosys, our aspiration is always superior financial performance which means that at least average industry growth. So growth remains our top priority and I am sure that it will remain top priority for Vishal and Pravin also, because you know aspirations of this corporation has always been to have the superior financial performance. Yes, we have gone through a tough time, we have gone through a time which has been very challenging because as I said the challenges were not external alone, there has been a number of internal challenges, which were Infosys-specific. Our challenges of investigation by the Justice Department; our challenges of employee retaliation, employee cases; our challenges of not having enough visas, and our challenges of going from Infosys 2.0 to 3.0. These were Infosys-specific challenges. So we went through a tough time because of the Infosys specific challenges. At the same time, there were external challenges because the environment was tough, the decision making was slow. So while we need to look at all this in this context and as I said the most important thing is to remember that all of these challenges which were Infosys specific and internal has been put behind us. We have completed the case, we have settled it for $34 mn which is probably one of the lowest number I can imagine. We have closed off all the cases and we have won many of them. We have gone through the transition to 3.0 and completed. We have completed the leadership transition and handing over to someone I believe, a team of people whom I have lot of respect for and we have crossed last year Rs. 50,000 crores in revenue and we have 30,000 crores in cash in the bank. So we have put a very strong foundation in place putting all these specific challenges behind us.

Now growth has to be the focus as I said because the growth creates momentum for the organization. It can satisfy aspirations of our people. It will satisfy aspirations of all our stakeholders including the shareholders. So I believe that will be the priority for the organization.

Balaji

Sir, in other words is it fair to conclude that the Infosys specific problems you mentioned, the challenges you faced, now that you cleaned up everything, you are handing over very healthy baby to Sikka “Kya Acche Din Ayenge Infosys Ko?”

S. D. Shibulal

So Infosys is not a baby. It was a baby when I started out in 1981. It is no more a baby, but I am definitely handing over a stronger Infosys.

Balaji

The way you have mentioned, sir, all those whatever was coming in the way, Infosys specific problems, they all are clear now. Things are such a way that now Infosys will return or come back to catch up with the industry growth?

S. D. Shibulal

Balaji, I cannot predict the future. But as I said, our performance over the last two years has not been to our own satisfaction and growth will remain a priority.

Balaji

Fair enough sir. Last point, what about Mr. Murthy speech in the AGM talking about ignoring or overlooking the meritocracy, does it also count?

S. D. Shibulal

We as an organization always believed in performance and meritocracy. Mr. Murthy wanted to put it in the center space. He wanted to make sure that the focus continues and his remarks are related to those.

Participant

I have two questions. Firstly the issue of skill mismatch, did you see that as a hangover in this quarter also. What are the measures that you have taken and secondly you had done away with your quarterly guidance a while back. Should we sometime soon see you bringing back that trend?

S. D. Shibulal

So the second is a question to the new CEO. He will be here next quarter. The first one, we have done number of things. We have implemented a Bridge Academy which can retrain our people. We have implemented new training in technologies where we are seeing growth. So, for example in infrastructure we grew by 13% and we have built a lab and academy in Mysore to train people in infrastructure. We are doing maximum amount of training to make sure that our people get trained on multiple technologies. So from a skill mismatch perspective, we have done a number of things and I believe that issue is subsiding.

Participant

Was it the issue that could be solved in one quarter?

S. D. Shibulal

No, actually none of our issues can be solved in one quarter, but the point I am trying to make is that we have made serious efforts in moving forward and part of the issue has been sorted out.

Participant

So I wanted to ask you about your investment in new areas of technology. This quarter you have won some deals in mobile and social space and you have also been investing in areas of cloud and mobile and social. I want to know going ahead how do you see the revenue breakup between commoditized plain vanilla services and higher margin consulting services, how is it going to be going at? How do you envision it going forward?

Pravin Rao

When we are looking at the demand, there are two areas, as I said earlier, one is there is tremendous amount of cost takeout across industries. So that in fact translates into opportunities around large deals, around Infrastructure Management, modernization and so on. And on the other hand with the cost takeout, clients are investing this in some of the newer areas like Digital Transformation, Analytics, Cloud, Mobility, and so on. So for a service provider like us, there will be opportunities in both the spaces. We have been seeing in the last few years opportunities in some of the newer technologies around digital, mobility etc. and we have set up separate center of excellences and group focusing on these technologies. As a percentage of revenue, this is increasing, but from a ticket size perspective, still the large ones are really your legacy ones in terms of Application Development, Maintenance, Infrastructure and Outsourcing. Those are your big ticket items. Some of the spent on newer areas, while it is increasing, but from a ticket size it is still small and it will be avail before it becomes something appreciable.

Participant

(Inaudible) 42.12 How much of benefit you could get?

Pravin Rao

I think there are multiple elements. When you look at someone who is doing a digital transformation, there are many players involved. One is the agency. So agencies are involved, the creative agencies. So there is that bit and then there is the high end consulting where people advice on how to transform the organization to take advantage of the digital. So there is that piece, there is training management piece and then there is the technology piece. All this, as you rightly said when an organization is transforming itself, it takes 3 to 5 years and over a life time of 3 to 5 years we expect about 60% to be in the technology area, about 40% would be in other areas, but initially most of the spent will be in the other areas, but in the fag-end or in the latter half of the lifecycle, you will see more and more on the technology side. So there is an ecosystem of players who participate in it and some of them are more dominant in some stages of the transformation, but others become dominant later on. So initially on the technology side, today what we are seeing is that the ticket sizes are small, but over a period of time it will become substantial.

Pankaj

This is Pankaj from Economic Times. Shibu, you have spent such a long time with Infosys, almost three decades, you played a role in building this company and led it for a long time. We also keep debating about what is happening with the overall industry and a lot of questions that we ask other CEO and the industry are the ones we also kept asking you all these years. As you leave Infosys behind, what are the top lessons or what are the things you would like to share from your experience for the industry in terms of where it is, the challenges of Cloud or the whole talk on product, solutions? You have seen this industry come this far. Where does it go next and what do you think could be done?

S. D. Shibulal

I have been part of this industry for actually more than 33 years because I started out before Infosys and my first job was with Bombay Electric Supply and Transport in a department called Electronic Data Processing. So at that time, I was part of the data processing department and then it became information technology and I clearly see a shift from data to information to insight into intelligence. Today we are moving into an era where we are looking at insight and intelligence out of this industry. So that is in a sense guiding light for the industry itself, because when the industry changes, its expectations from the industry change. When I joined, it was about printing some payroll slips or something like that. Then it became large data of information processing and today there is no successful enterprise in the world which is not a technology enterprise. Now the world is looking for insights and intelligence and that is where the industry has to go and that in turn reflects in the strategies which we have adopted because when you look at providing intelligence and insights, it’s all about analytics, it is all about predictive capabilities. It is also about some of the platforms which we built and things like that and I also am a very firm believer that strategies do not last for more than 3 to 4 years. So as an industry, as an organization whatever has worked for us in the past and actually whatever has made us successful in the past, there is no guarantee that it will make us successful. So corporation like us need to reinvent ourselves every 3 to 4 years. One of the reasons why we have been successful so long has been that every 3 years my job has changed even though I have stayed in the same role. So I was there Head of Delivery for may be 7 years, but every 3 years the job changed which means the organization changed. So the industry is changing, the organizations need to keep pace and we need to reinvent ourselves to make us more and more relevant to the industry, relevant to the clients every 3 to 4 years. So the final message, the only permanent thing is change.

Participant

Shibu, just one last question from me. To be fair and I think you have numbers to prove that you are leaving behind a stronger Infosys, at least in last 3 quarters. Can you say that you are leaving behind an Infosys, one element which was the hallmark of Infosys over the years was predictability over business, and that I think you also have confessed many times in the past that ability had lost value. Can you say that now this ability has returned to Infosys that at least you can predict over the business in the short-term? I am not going to ask the same what Yutika asked you. You said it is dependent on the new CEO to decide whether to give quarterly guidance or not, but at least can you say that predictability has returned to the company?

S. D. Shibulal

I think we are more predictable than what we were in the recent past. I would not say that we are as predictable as we were in the distant past. I think that will take some more time. That is my honest answer to that.

Participant

Shibu, what is next after Infosys?

S. D. Shibulal

We can have that conversation after Infosys which is after August 1st.

Modertor

So before we end, Shibu is there anything else you would like to add?

S. D. Shibulal

One last time I really want to thank all of you, for all the trust and kindness which you have shown to me. I also want to thank the audience, Infosys always had the privilege of having a very large set of people following it in the media. So I just want to take this opportunity and thank the audience for your attention, your appreciation and your interest in Infosys and me. Thank you very much.

Moderator

And Shibu on behalf of our media friends and the corporate communications team, we would like to say thank you.